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                                                                Exhibit 37

Stephen A. Van Oss
94-18
November 21, 1994                                     Stephen A. Van Oss
                                                      216-266-5809

              Reliance and Rockwell Enter Into Merger Agreement

Cleveland, Ohio -- November 21, 1994 -- Reliance Electric Company (NYSE:REE) announced today that it has entered into an Agreement and Plan of Merger with Rockwell International Corporation (NYSE:ROK) pursuant to which Rockwell will amend its tender offer to offer $31.00 per share for Class A and Class B Common Stock of the Company and $83.948 per share for Class C Common Stock. Immediately prior to execution of the Agreement with Rockwell, the Merger Agreement with General Signal Corporation (NYSE:GSX) was terminated and the Company paid to General Signal a $50 million termination fee and $5.15 million in expenses. As previously reported, the Company was able to take these actions because of an agreement with General Signal and Rockwell giving the Company the ability to conduct negotiations with Rockwell and reach an agreement on a possible merger.

John C. Morley, Reliance's President and Chief Executive Officer, said, "We are very pleased to have reached this agreement with Rockwell, and believe that $31.00 per share is a fair price and in the best interests of our shareholders. The combination of Reliance and Rockwell's Allen-Bradley unit will create a globally competitive entity in the electrical equipment industry. We appreciate the cooperation of General Signal and their Chairman and Chief Executive Officer, Ed Carpenter, in permitting Reliance to negotiate with Rockwell."

The Board of Directors of Reliance Electric recommends that shareholders accept the amended Rockwell offer and tender their shares to Rockwell.

Reliance Electric Company, headquartered in Cleveland, Ohio, designs, manufactures, sells and services a broad range of industrial and telecommunications equipment and has annual sales in excess of $1.6 billion. Reliance operates 43 manufacturing plants worldwide in 10 countries and employs approximately 14,000 people.